1. Name and Address of Reporting Person
   Ackley, Robert W.
   Crompton Corporation
   1 Extrusion Drive
   Pawcatuck, CT 06379
   USA
2. Issuer Name and Ticker or Trading Symbol
   Crompton Corporation
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive V.P. - Polymer Proc.
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               157310         D
Common Stock                                                                               2601.4596      I           By Wife
Common Stock                    03/13/2002            J <F1>    -38321.419  D   $0.0000                   I           ESOP Trust
Common Stock                    12/31/2002            J <F2>    792.524     A   $0.0000    516.3034       I           ESOP Trust
Common Stock                    12/31/2002            J <F3>    711         A   $0.0000    33708.77       I           LTIP Trust
                                                                                                                      (1TA)
Common Stock                    12/31/2002            J <F4>    291         A   $0.0000    13411.14       I           LTIP Trust
                                                                                                                      1988
Common Stock                    12/31/2002            J <F5>    5106.5219   A   $0.0000    5106.5219      I           ESPP

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
NQ Stock    $7.25                                                     11/21/2012 Common                      26207   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $7.92                                                     11/22/2011 Common                      47374   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $8.1562                                                   11/30/2010 Common                      75000   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $8.3437                                                   11/19/2009 Common                      88015   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $13                                                       12/18/2005 Common                      18808   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $14.3438                                                  11/14/2008 Common                      50000   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $14.5                                                     09/21/2006 Common                      72416   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $14.625                                                   11/19/2004 Common                      13163   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $16.875                                                   11/16/2006 Common                      20000   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $18.3125 12/31/2         J <F6>          17540 08/04/1999 11/16/2001 Common  17540    $0.0000    0       D
Option               002                                                         Stock
(Right to
Buy)
NQ Stock    $19.1875 12/31/2         J <F6>          7789  08/04/1999 11/21/2002 Common  7789     $0.0000    0       D
Option               002                                                         Stock
(Right to
Buy)
NQ Stock    $19.3125                                                  11/20/2003 Common                      10823   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $26.4063                                                  11/07/2007 Common                      20000   D
Option                                                                           Stock
(Right to
Buy)
ISO Stock   $7.25                                                     10/22/2012 Common                      13793   D
Option                                                                           Stock
(Right to
Buy)
ISO Stock   $7.92                                                     10/23/2011 Common                      12626   D
Option                                                                           Stock
(Right to
Buy)
ISO Stock   $8.3437                                                   10/19/2009 Common                      11985   D
Option                                                                           Stock
(Right to
Buy)
ISO Stock   $13                                                       10/18/2005 Common                      7692    D
Option                                                                           Stock
(Right to
Buy)
ISO Stock   $14.5                                                     08/21/2006 Common                      27584   D
Option                                                                           Stock
(Right to
Buy)
ISO Stock   $14.625                                                   10/19/2004 Common                      6837    D
Option                                                                           Stock
(Right to
Buy)
ISO Stock   $18.3125 12/31/2         J <F6>          5460  08/04/1999 10/16/2001 Common  5460     $0.0000    0       D
Option               002                                                         Stock
(Right to
Buy)
ISO Stock   $19.1875 12/31/2         J <F6>          5211  08/04/1999 10/21/2002 Common  5211     $0.0000    0       D
Option               002                                                         Stock
(Right to
Buy)
ISO Stock   $19.3125                                                  10/20/2003 Common                      5177    D
Option                                                                           Stock
(Right to
Buy)

Explanation of Responses:

<F1>
These shares were sold pursuant to Rule 16b-3f.
<F2>
These shares were acquired during the fiscal year pursuant to the Registrant's ESOP Plan and through reinvestment of dividends paid on the shares in this fund.
<F3>
These shares were acquired during the fiscal year pursuant to the 1988 Long Term Incentive Plan and through reinvestment of dividends paid on the shares in this fund.
<F4>
These shares were acquired during the fiscal year pursuant to the 1988 Long Term Incentive Plan and through reinvestment of dividends paid on the shares in this fund.
<F5>
These shares represent the 12/31/02 balance in the individual's Crompton Corporation 2001 Employee Stock Purchase Plan (ESPP).
<F6>
Expired by its term without exercise or payment.

SIGNATURE OF REPORTING PERSON
/s/ Robert W. Ackley

DATE
01/22/2003